Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-199966

Dated July 2, 2015

J.P.Morgan

J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

Performance Update - July 2015

OVERVIEW

The J.P.Morgan Efficiente Plus DS 5 Index (Net ER) (the "Index") is a J.P. Morgan strategy that seeks to provide exposure to a range of asset classes and geographic regions based on the modern portfolio theory approach to asset allocation. The index utilizes the rapidly growing investment options available with ETFs. The Index selects from a basket of 19 ETFs, 1 exchange-traded note and a cash index ("the Basket Constituents"). The index targets an annualized realized volatility of 5% on a daily basis by varying the exposure it takes to a basket whose weights are allocated monthly in accordance with a rules-based methodology (the "Monthly Reference Portfolio"). The Index increases its exposure to the Monthly Reference Portfolio when the volatility of the portfolio decreases and decreases the exposure when the volatility of the Monthly Reference Portfolio increases. The Index levels incorporate the daily deduction of a fee of 0.85% per annum.



Hypothetical and Actual Historical Performance - November 01, 2007 to June 30, 2015


Efficiente Plus DS 5 Index
S&P 500 Index (Excess Return)
Barclays Aggregate Bond Index (Excess Return)
250
200
150
100
50
0
Nov-07
May-09
Nov-10
Jun-12
Dec-13
Jun-15

Hypothetical and Actual Historical Volatility – from May 02, 2008 through June 30, 2015


Efficiente Plus DS 5 Index
S&P 500 Index (Excess Return)
Barclays Aggregate Bond Index (Excess Return)
Target Volatility
70%
60%
50%
40%
30%
20%
10%
0%
Apr-08
Oct-09
Mar-11
Aug-12
Jan-14
Jun-15

Key Features of the Index

- Exposure to developed market equities, bonds, loans, preferred stock, emerging markets, alternative investments including REITs, MLPs, commodity futures and gold
- Each month, the index rebalances into the best-performing portfolio over the past six months with volatility at or below 5%, subject to weighting constraints and diversification criteria .
- The Index targets an annualized realized volatility of 5% on a daily basis using a mechanism that varies the exposure of the Index to the Monthly Reference Portfolio, based on the one month historical volatility of the portfolio, and reflects the weighted performance of its underlying assets in excess of a cash index.
- Index levels published on Bloomberg under the ticker EFPLUS5D.

Historical Performance*	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
2015	2.65%	-0.75%	-0.07%	-1.96%	-0.57%	-1.79%							-2.53%**
2014	-1.48%	2.11%	0.19%	0.84%	1.51%	2.10%	-0.76%	2.67%	-2.69%	1.15%	1.23%	0.30%	7.27%
2013	0.97%	0.23%	1.22%	1.75%	-3.15%	-0.89%	0.85%	-1.88%	1.59%	1.61%	1.07%	1.39%	4.71%
2012	1.44%	0.53%	-0.69%	1.35%	-1.04%	1.56%	2.35%	0.23%	-0.07%	0.06%	-1.26%	0.25%	4.74%
2011	0.74%	2.12%	-0.14%	2.05%	-1.75%	-1.06%	2.49%	1.23%	-0.18%	1.01%	0.20%	1.20%	8.10%

*Represents the monthly and full calendar year performance of the Index based on, as applicable to the relevant monthly or annual measurement period, the hypothetical back tested daily Index closing levels from December 31, 2010 to December 31, 2014, and the actual historical performance of the Index based on the daily Index closing levels from January 1, 2015 to June 30, 2015. See the last paragraph under "Notes" on page 2 for important information about the limitations of using hypothetical historical performance measures.

** As calculated through June 30, 2015

Recent Index Composition	Vanguard S&P 500 ETF VOO	Vanguard FTSE Developed Markets ETF VEA	Vanguard FTSE Emerging Markets ETF VWO	Vanguard Small-Cap ETF VB	iShares MSCI EAFE Small-Cap ETF SCZ	iShares 20+ Year Treasury Bond ETF TLT	iShares 7-10 Year Treasury Bond ETF IEF	iShares iBoxx $ Investment Grade Corporate Bond ETF LQD	iShares TIPS Bond ETF TIP	Vanguard Short-Term Corporate Bond ETF VCSH
July 15	0.0%	20.0%	0.0%	0.0%	10.0%	0.0%	0.0%	0.0%	0.0%	10.0%
June 15	0.0%	10.0%	0.0%	10.0%	10.0%	0.0%	20.0%	0.0%	0.0%	5.0%

Recent Index Composition (Continued)	SPDR® Barclays High Yield Bond ETF JNK	PIMCO 0-5 Year High Yield Corporate Bond Index ETF HYS	PowerShares Senior Loan Portfolio BKLN	iShares U.S. Preferred Stock ETF PFF	iShares J.P. Morgan USD Emerging Markets Bond ETF EMB	Market Vectors® Gold Miners ETF GDX	Vanguard REIT ETF VNQ	ETRACS Alerian MLP Infrastructure Index ETN MLPI	PowerShares DB Commodity Index Tracking Fund DBC	iShares Gold Trust IAU	JPMorgan Cash Index USD 3 Month JPCAUS3M
July 15	5.0%	10.0%	10.0%	0.0%	10.0%	0.0%	0.0%	0.0%	0.0%	0.0%	25.0%
June 15	15.0%	10.0%	5.0%	10.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	5.0%

July 01, 2015

Comparative Hypothetical and Historical Annualized Returns (%), Annualized Volatility (%), Sharpe Ratio, Correlation and Average Allocations – June 30, 2015

	3 Year Annualized Return	5 Year Annualized Return	Annualized Return (Since Nov 1, 2007)	Annualized Volatility (Since Nov 1, 2007)	Sharpe Ratio (Since Nov 1, 2007)	Correlation (Since Nov 1, 2007)	3 Year Average Allocation	5 Year Average Allocation	Average Allocation (Since Nov 1, 2007)
Efficiente Plus DS 5 Index	3.59%	5.63%	5.89%	5.19%	1.14	100.00%	86.67%	86.24%	80.75%
S&P 500 (Excess Return)	16.79%	16.76%	5.23%	22.46%	0.23	27.30%	N/A	N/A	N/A
Barclays Aggregate Bond Index (Excess Return)	1.39%	2.83%	3.34%	3.94%	0.85	28.80%	N/A	N/A	N/A

Notes

Hypothetical, historical performance measures: Represents the performance of the Index based on the hypothetical back-tested closing levels from November 1, 2007 through December 31, 2014 and actual performance from January 1, 2015 to June 30, 2015. As well as the actual performance of the S&P 500 (Excess Return) and the Barclays Aggregate Bond Index (Excess Return) over the same periods.

For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). The "S&P 500 Index (Excess Return)" and "Barclays Aggregate Bond Index (Excess Return)" refer to hypothetical indices constructed from the total returns of the relevant index with the returns of the Cash Index deducted. There is no guarantee the Efficiente Plus DS 5 Index will outperform the S&P 500 Index (Excess Return), the Barclays Aggregate Bond Index (Excess Return) or any alternative investment strategy. Sources: Bloomberg and JPMorgan.

Average Allocations: the sum of the weights of the Exchange-Trade Constituents within the monthly portfolio (or, in the event the Index is in the process of rebalancing, the weighted average of each weight within the respective monthly portfolios), multiplied by the exposure of the Index to the relevant portfolio or portfolios.

Correlation: the performance of the relevant index to the Efficiente Plus DS 5 Index, calculated based on the ten year annualized return.

Volatility: the annualized standard deviation of the relevant index's arithmetic daily returns since May 2, 2008. Volatility levels are calculated from the hypothetical and historical returns, as applicable to the relevant measurement period, of the Efficiente Plus DS 5 Index, S&P 500 Index (Excess Return), and the Barclays Aggregate Bond Index (Excess Return)."

Sharpe Ratio: a measure of risk-adjusted performance, and is computed as the annualized hypothetical and historical return since November 1, 2007 divided by the annualized volatility since November 1, 2007.

For time periods prior to the launch of any Exchange-Traded Constituent and such Exchange-Trade Constituents' initial satisfaction of a minimum size and liquidity standard, the hypothetical back-testing uses alternative performance information derived from a related index, after deducting hypothetical expenses and fees, rather than performance information for such ETF.

The back-tested, hypothetical, historical annualized volatility and index returns have inherent limitations. These volatility and return results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the relevant indices will have the volatility shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities and returns may vary materially from this analysis. Source: Bloomberg and JPMorgan.

Key Risks

Our affiliate, J.P. Morgan Securities PLC, or JPMS PLC, is the index calculation agent and may adjust the Index in a way that affects its level. The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment.
JPMS is under no obligation to consider your interest as an investor with returns linked to the Index.
The level of the Index will include the deduction of a fee of 0.85% per annum.
The Index was established on December 31, 2014 and therefore has a limited operating history.
There are risks associated with a momentum-based investment strategy.
The Index comprises notional assets and liabilities. There is no actual portfolio of assets in which any person is entitled or in which any person has any ownership interest.
The Index may not be successful, may not outperform any alternative strategy and may not achieve its target volatility of 5%.
The Index may be partially uninvested if the cash index is included in the Monthly Reference Portfolio or if the exposure of the Index to the monthly reference portfolio is less than 100% on any day.
The Index may provide exposure to any Basket Constituent in excess of the weighting constraint specified for that Basket Constituent.
The investment strategy used to construct the index involves monthly rebalancing and weighting constraints that are applied to the Basket Constituents and daily adjustments to the exposure to the Monthly Reference Portfolio.
Changes in the values of the Basket Constituents may offset each other.
Each Basket Constituent composing the Index may be replaced by a substitute constituent.
The commodity futures contracts underlying the PowerShares DB Commodity Index Tracking Fund are subject to uncertain legal and regulatory regimes.
CDs linked to the Index may be subject to the credit risk of two issuers since any return on an investment linked to the Index that reflects the performance of the Index is subject to the credit risk of us, as well as the issuer of the exchange-traded note.
The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.
An investment linked to the Index is subject to risks associated with non-U.S. securities markets (including emerging markets, and currency exchange risk), small capitalization stocks, preferred stocks, fixed income securities and loans (including interest-rate related risks and credit risk), risks associated with the real estate industry and MLPs, and risks associated with investments in

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in any relevant product supplement, underlying supplement, term sheet or pricing supplement.

Disclaimer

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.
Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-199966

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